Exhibit 11.01

                          DIGITAL LINK CORPORATION
              STATEMENT OF COMPUTATION OF NET INCOME PER SHARE
               (In thousands, except per share data, unaudited)


                                            		 	Quarter Ended

                                         			March 31,	     March 31,
		                                            1997 	   		    1996

Primary:

Net income	                                 $	1,332	       $	  556

Weighted average number of
   shares  from:
     	Common shares outstanding		             9,191		        9,007
     	Common equivalent shares from
		       stock options outstanding		            386	          	345

Common and common equivalent
  	shares used in computing per
	  share amounts		                            9,577		        9,352

Net income per share	                       $ 	0.14	       $	 0.06


Note: There is no material difference in the computation of net income per share on a fully diluted basis.